Issuer Free Writing Prospectus dated July 10, 2014
Filed pursuant to Rule 433
Relating to the Preliminary Prospectus dated July 7, 2014
Registration Statement No. 333-196945

FOX FACTORY HOLDING CORP.
$77,500,000.00
5,000,000 Shares of Common Stock

Issuer:	Fox Factory Holding Corp.
Symbol/Listing:	FOXF (Nasdaq)
Size:	77,500,000
Total shares offered:	5,000,000 (pre-Underwriters’ option)
Underwriters’ option:	750,000
Price to public:	$15.50
Pricing date:	July 10, 2014
Expected closing date:	July 16, 2014
CUSIP:	35138V102
Underwriters:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Robert W. Baird & Co. Incorporated William Blair & Company, L.L.C. Piper Jaffray & Co. SunTrust Robinson Humphrey, Inc. CJS Securities Inc.
Stabilizing transactions:
Prior to purchasing the shares of common stock being offered pursuant to the preliminary prospectus, on July 10, 2014, one of the underwriters purchased, on behalf of the syndicate, 30,755 shares of common stock at an average price of $15.4984 per share in stabilizing transactions.

FWP Disclaimer:
The Issuer has filed a registration statement, including the preliminary prospectus, dated July 7, 2014, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by calling BofA Merrill Lynch at 866-500-5408.